November 7, 2011

Christian Windsor
Special Counsel, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549
Via Email and EDGAR

RE:	Response to SEC Comment Letter dated October 24, 2011
File No. 000-51398

Dear Mr. Windsor:

Thank you for your follow-up and comment on our Form 10-K for the Fiscal Year Ended December 31, 2010, filed on March 23, 2011 (2010 Form 10-K). We will incorporate our response in our Form 10-K for the Fiscal Year Ended December 31, 2011, as applicable. Below is our response to your comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Compensation Discussion and Analysis, page 211

1.
Comment: We refer to prior comment 2. We note that you used the term “comparison group” to mean the companies included in the third-party published surveys. Please disclose the third-party published surveys used by the company in future filings.

Response: We will identify the third-party published surveys used by the Bank in future filings.

Closing comments:

We acknowledge that:

•	The Bank is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact me at (415) 616-2764.

Sincerely,

/s/ Kevin A. Gong

Kevin A. Gong
Senior Vice President and
Chief Corporate Securities Counsel

cc:	Dean Schultz, President and Chief Executive Officer
Keith Benson, Latham & Watkins LLP